

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

<u>Via E-mail</u>
Mr. Kevin M. Killips
Chief Financial Officer
PrivateBancorp, Inc.
120 S. LaSalle St. Suite 400
Chicago, Illinois 60603

> **Re:** **PrivateBancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-34066**

Dear Mr. Killips:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Financial Condition</u>

<u>Loan Portfolio and Credit Quality (excluding covered assets)</u>

<u>Delinquent Loans, Special Mention and Potential Problem Loans, and Nonperforming Assets</u>

<u>Table 15 – Nonperforming Assets and Restructured and Past Due Loans, page 58</u>

1. Please revise in future filings to clearly identify all troubled debt restructured loan balances, both accrual and nonaccrual, within the body of the table pursuant to Item III C of Guide III. In addition, changes should also be made to Table 16 Nonperforming Loans Rollforward and Table 17 Nonperforming Loans Stratification, to provide information related to trouble debt restructured loans.

2. We note your disclosure on page 60 and in Table 18 – Restructured Loans Accruing Interest Rollforward that during 2012, $23,840 in loans that were previously classified as accruing TDRs were subsequently re-underwritten as pass rate credits (i.e., loans that are not adversely classified) which is evidence that the borrower would no longer be considered "troubled," and as such, the TDR classification was removed. In this regard, tell us and expand future filings to describe the types of modifications made which resulted in re-underwriting of the loans and subsequent removal from TDR classification. In your response, also address your accounting policy in determining when a loan will be removed from TDR classification. We reference ASC 310-40-50-2.

Note 22. Variable Interest Entities, page 154

3. We note the disclosures relating to the troubled debt restructured loans for the periods presented. So that we may have a better understanding of these disclosures please address the following:

   - Describe the general capital structure of the borrower entities both before and after the restructuring of the terms of the debt, which would have resulted in the determination that the borrower would typically meet the definition of a variable interest entity (i.e. VIE); and

   - Address specifically who has the power to direct the activities that most significantly impact the economic performance of the VIE(s) and how it was determined that it was the other party and not the company that was the primary beneficiary.

   In addition, please provide us with additional information so that we may understand the relationship between the troubled debt "accrual and nonaccrual" restructured loan disclosures in Note 4 to the information included herein in Note 22 to the financial statements.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant